UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 29, 2023, G Medical Innovations Holdings Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with the purchaser identified on the signature page thereto (the “Investor”) in connection with a private placement investment and issuance of a total of 9,009,009 ordinary shares, par value $0.0001 per share of the Company (“Ordinary Shares”), for an aggregate consideration of $500,000 (the “First Closing”). Pursuant to the Purchase Agreement, the Company will issue additional Ordinary Shares for an additional aggregate consideration of $500,000 subject to achievement of certain milestones and other terms and conditions set forth in the Purchase Agreement. In connection with the transaction, the Company’s Chief Executive Officer (the “CEO”) made a commitment that he would remit to the Investor a portion of any payments made to the CEO by the Company or any subsidiary that are in excess of his monthly base salary. The First Closing is expected to occur within 30 days from the date of this Report of Foreign Private Issuer on Form 6-K (the “Report”).

The foregoing summary of the Purchase Agreement is subject to, and qualified in its entirety by reference to, the Purchase Agreement filed as Exhibit 99.1 to this Report.

The Company intends to use the net proceeds from the private placement investment for working capital purposes.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) no later than 30 days following the First Closing to register the resale of all the Ordinary Shares and Ordinary Shares underlying other securities held by the Investor as of the date following the First Closing.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, the closing of the investments contemplated by the Purchase Agreement is subject to the satisfaction or waiver of certain conditions, and the Company cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the investments contemplated by the Purchase Agreement may not close on the contemplated terms or at all or it may be delayed. For these reasons, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

EXHIBIT INDEX

Exhibit No.
99.1	Securities Purchase Agreement dated September 29, 2023, between the Company and the Investor identified therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: October 10, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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